

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Mark R. Witkowski
Chief Financial Officer
Core & Main, Inc.
1830 Craig Park Court
St. Louis, Missouri 63146

> **Re: Core & Main, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2024**
> **File No. 001-40650**

Dear Mark R. Witkowski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services